January 21, 2015

VIA EDGAR TRANSMISSION

Ed Bartz

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: CLA Strategic Allocation Fund, File Nos. 333-191970 and 811-22901

Dear Mr. Bartz:

On October 29, 2013, CLA Strategic Allocation Fund (formerly known as TriCor Strategic Allocation Fund) (the "Fund"), filed a registration statement on Form N-2 (the “Registration Statement”) in connection with the registration of its shares of beneficial interest. On May 5, 2014, the Fund filed a pre-effective amendment to the Registration Statement (the “Amendment”). On January 8, 2015, the Fund filed another pre-effective amendment to the Registration Statement (the “Second Amendment”). On January 20, 2015, the Fund filed a third pre-effective amendment to the Registration Statement (the “Third Amendment”). In a telephone call on January 21, 2015, you provided comments to the Third Amendment. Please find below a summary of your comments and the Fund's responses, which the Fund has authorized Thompson Hine LLP to make on behalf of the Fund.

PROSPECTUS

Comment 1. On the cover page of the prospectus, please revise the disclosure regarding investments in private investment funds to remove the word “total” from “total net assets”.

Response. The Fund will make the revision requested in the 497 filing following effectiveness of the Third Amendment.

“…The Fund may invest up to 35% of its ~~total~~ net assets in private investment funds….”

Comment 2. In “INVESTMENT OBJECTIVES, POLICIES AND STRATEGIES”, please revise the disclosure regarding Underlying Funds to include the edits made elsewhere in the prospectus regarding the Fund’s hedge fund investments.

Response. The Fund will revise the disclosure as follows in the 497 filing following effectiveness of the Third Amendment:

“Underlying Funds

The Adviser will invest in Underlying Funds when it wishes the Fund to have representation in a certain sector or security type, but cannot find sufficient or suitable individual securities that meets its investment criteria. The Adviser ranks Underlying Funds on relative expenses, past performance and strategy fit for the Fund. In general, the Adviser selects Underlying Funds that it believes offer more efficient execution of the Fund's strategy, such as when ample individual investments are not readily available or the available investments do not meet the selection criteria of the Adviser, the Adviser may seek to invest in an Underlying Fund in order to gain indirect exposure to a particular sector or class of securities. Underlying Funds selected by the Adviser include hedge funds, which may pay performance-based fees to their managers. The Fund may invest up to 35% of its net assets in private investment funds (e.g., private REITs, private oil and gas funds, private commodity pools, private real estate funds and Private Investment Companies) such as private equity funds and hedge funds), including up to 15% in Private Investment Companies. ~~The Fund may invest up to 35% of its total assets in private investment funds, including up to 15% in hedge funds.~~”

The Fund has authorized Thompson Hine LLP to convey to you that the Fund acknowledges the following:

1.	The Fund is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;
2.	Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
3.	The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States; and
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4.	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

If you have any questions, please call Tanya Goins at (202) 973-2722 or JoAnn Strasser at (614) 469-3265.

Very truly yours,

/s/ Tanya L. Goins, Esq.

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